

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2010

Mr. James Russell Reger
Chief Executive Officer
Voyager Oil & Gas, Inc.
2812 1st Avenue North, Suite 506
Billings, Montana 59101

> **Re: Voyager Oil & Gas, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2010**
> **File No. 333-166402**
>
> **Ante4, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2010**
> **Filed April 5, 2010**
> **File No. 0-50848**
>
> **Voyager Oil & Gas, Inc.**
> **Forms 8-K Filed April 19, April 22, June 28 and July 1, 2010**
> **File No. 0-50848**

Dear Mr. Reger:

We have reviewed your registration statement and the other referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment you provide in response to these comments, we may have additional comments.

Voyager Oil & Gas, Inc. - Registration Statement on Form S-3

General

1. Where comments on a section also relate to disclosure in another section or document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter

should include page number references keying each response to the page of the marked version of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

2. We refer you to General Instruction II.A to Form S-3, which references Regulation C. Rule 411(a) of Regulation C indicates that, with a few exceptions, "[I]nformation shall not be incorporated by reference in a prospectus." Rule 411(d) further instructs that "Information shall not be incorporated by reference in any case where such incorporation would render the statement incomplete, unclear or confusing." We identify in this letter a number of instances in which the absence of pertinent, current disclosure in the prospectus text or in the incorporated disclosure does not appear to meet the Rule 411 standard. Review the prospectus as a whole to ensure that you have fully complied with Rule 411, and make appropriate revisions.

3. Expand the "Recent Developments" section to explain where the reader can find the pertinent disclosure regarding your current operations.

4. If you decide to provide prospectus disclosure in response to our comments relating to the Form 8-K filed on April 22, as amended, make clear where the new disclosure appears.

Prospectus Cover Page

5. You indicate at page 26 of the Form 8-K you filed on April 22, 2010, that you are "in the process" of changing the ticker symbol you provide on the cover page. Similarly, you suggest at page 2 of the prospectus that your business will focus on properties in Montana, while the previously filed Form 8-K suggests otherwise. Ensure that you provide current and complete information in the amended Form S-3.

6. As Risk Factors are specifically required in the Form S-3 pursuant to Item 3 of the form, it is inappropriate to incorporate them by reference under Item 12 of the form. Please revise the cover page reference, and expand the Risk Factors section which begins on page 3 accordingly.

7. You suggest the reader "should only rely on the information contained in this prospectus or any prospectus supplement or amendment." A similar statement appears at page 2 in the Summary section. That admonition appears incomplete without an explanation of what is being incorporated into the prospectus. Moreover, we note that the Form 8-K filed on April 22, 2010, indicates in part that certain disclosure is "not intended to be complete and is qualified in its entirety by reference" to documents filed as exhibits to the Form 8-K. Please revise or advise. See also comment 2 of this letter.

Incorporation of Certain Information by Reference, page 1

8. We note you identify the Form 10-K for the fiscal year ended January 3, 2010, as having been filed on April 2, 2010. The filing date of such Form 10-K appears to be April 5, 2010 per www.sec.gov. Please revise this inconsistency.

Prospectus Summary, page 2

9. Please revise to eliminate the suggestion that your disclosure "is accurate only as of its [the prospectus or supplement] date."

Forward-Looking Statements, page 3

10. Please refer to Securities Act Section 27A(b)(1)(C) and Exchange Act Section 21E(b)(1)(C).   As an issuer of penny stock, your statements are not covered by the safe harbor to which you refer. If you retain this section, remove any suggestion to the contrary, and revise to eliminate any statement that the word "will" identifies a forward-looking statement.

Certain Relationships and Related Transactions, page 6

11. Specify the date of the purchase you describe as taking place "in the first quarter of 2010," and file the agreement as an exhibit to an amended Form 10-Q. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Selling Stockholders, page 7

12. Please clearly identify any selling stockholders which are broker-dealers or broker-dealer affiliates. Also please fill in the blanks concerning the number of the stockholders in each category, as Securities Act Rule 430A does not permit you to omit that information.

13. With respect to the selling stockholders that are not natural persons, please identify the natural persons with voting or investment control. For guidance, refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Signatures, page II-6

14. Please designate the individual who is serving in the capacity of controller or principal accounting officer in your signature block. If an individual is signing in more than one capacity, make this clear as well. Refer to Instructions 1 and 2 to Signatures, Form S-3.

Ante4, Inc. - Form 10-K for the Fiscal Year Ended January 3, 2010

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Continuing vs. Discontinued Operations, page 53

15. You disclose that despite the sale of substantially all of your assets, you did not
    retroactively classify the related operations as discontinued because "substantially
    all of our operating assets cannot qualify as a component of our business." Please
    clarify for us in detail why the sale of substantially all of your assets does not
    represent the sale of a component (or components) of your business as defined in
    ASC 205-20-20.

Financial Statements – Plains Energy Investments, Inc.

Report of Independent Registered Public Accounting Firm, page F-1

16. In the first and third paragraph of the report from your independent public
    accounting firm, one period identified as being audited and opined on is for the
    year ended December 31, 2008. As the financial statements presented in the
    document are for the period from April 18, 2008 (inception) to December 31,
    2008, please obtain and file a revised report that properly identifies the periods
    audited.

Statements of Operations, page F-4

17. We note you provide a separate line item identified as 'Share Based
    Compensation'. Please revise your presentation to present the expense related to
    share-based payment arrangements in the same line or lines as cash compensation
    paid to the same employees in accordance with SAB Topic 14.F. This comment
    is also applicable to your presentation of financial information for the quarterly
    period ended March 31, 2010.

Condensed Statements of Operations, page F-23

18. We note you report revenue for the three months ended March 31, 2010 of
    $22,497. Please modify your disclosures to explain to what this revenue relates.
    If such amount relates to the production and sale of oil and gas, please tell us why
    you believe presenting such amount as revenue without reporting proved reserves
    is appropriate.

Notes to Consolidated Condensed Interim Financial Statements

Note 2 – Significant Accounting Policies

Full Cost Method, page F-29

19. We note from your disclosure that capitalized costs associated with impaired
    properties and capitalized cost related to properties having proved reserves, plus
    the estimated future development costs, and asset retirement costs will be depleted
    and amortized on the unit-of-production method based on the estimated gross
    proved reserves as determined by independent petroleum engineers. As it does
    not appear you have reported proved reserves as of March 31, 2010, please tell us
    the basis upon which you determined the $8,500 reported as depletion of costs for
    evaluated oil and gas properties for the three months ended March 31, 2010.

Note 4 – Property and Equipment, page F-30

20. We note you report "Evaluated Costs" at March 31, 2010. Please tell us the
    property to which the evaluated costs relate, whether you are asserting proved
    reserves at March 31, 2010, and, if so, how you considered the disclosure
    requirements of Item 1200 of Regulation S-K.

Unaudited Pro Forma Condensed Consolidated Combined Financial Statements,
page F-39

21. Please expand the introductory paragraphs of your unaudited pro forma
    condensed consolidated combined financial statements to discuss the significant
    provisions of the merger agreement between Voyager Oil & Gas, Inc. and Plains
    Energy Investments, Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Note 2 – Pro Forma Adjustments, page F-43

22. In several pro forma adjustment explanations related to the balance sheet, you
    explain that the adjustment is a result of the items not being transferred to the
    surviving entity as a part of the merger agreement. Please expand the disclosures
    to explain why the items were not transferred to the surviving entity.

23. In note explanations (h) and (i) you explain that a portion of additional paid-in
    capital and deficit was not transferred to the surviving entity. Please expand your
    disclosure to explain how you determined the amounts of each item that were
    applicable to the surviving entity.

24. Within the note explanations to the statement of operations, we note you have eliminated amounts "…recognized by the Company…that would not have been recognized by the surviving entity." Please expand your disclosure to explain why such amounts would not have been recognized by the surviving entity, and why such adjustments are consistent with the guidance in Rule 11-02(b)(6) of Regulation S-X.

Voyager Oil & Gas, Inc. - Forms 8-K

25. As General Instruction B.5 to Form 8-K states, "have due regard for the accuracy, completeness and currency of the information in registration statements … which incorporate by reference information in reports filed pursuant to the Exchange Act," including reports on Form 8-K. Amend your filings as necessary to comply with that instruction.   See also comment 2 of this letter.

26. We note the Form 8-K you filed on April 22, 2010 included management's discussion and analysis of financial condition and results of operations for Plains Energy Investments, Inc. for the fiscal year ended December 31, 2009 compared to the period from April 18, 2008 (inception) to December 31, 2008. We also note that the amended Form 8-K you filed on July 1, 2010 included unaudited interim financial statements of Plains Energy Investments, Inc. Please provide management's discussion and analysis of financial condition and results of operations for Plains Energy Investments, Inc. for the fiscal quarter ended March 31, 2010 as compared to the corresponding prior period.

Voyager Oil & Gas, Inc. - Form 8-K Filed on April 19, 2010

27. The merger agreement you filed as an exhibit does not appear to include all that Regulation S-K requires; please amend the Form 8-K accordingly. If the exhibits, schedules, and other similar attachments to which the document filed as Exhibit 2.1 refers do not contain information material to an investment decision, include with the re-filed merger agreement a list briefly identifying the contents of the omitted schedules with the undertaking Item 601(b)(2) requires. As that Item requires, you shall not file the schedules unless the material information contained therein is not "otherwise disclosed in the agreement or the disclosure document." Also be sure to include with the re-filed merger agreement any schedules which may not be properly omitted pursuant to Item 601(b)(2).

Mr. James Russell Reger
Voyager Oil & Gas, Inc.
July 14, 2010
Page 7

Voyager Oil & Gas, Inc. - Form 8-K Filed on April 22, 2010

Our Business, page 2

28. Expand your disclosure under "Business" at page 4 to explain in necessary detail what you mean by "organic leasing," and describe how it enables you to "acquire acreage on more favorable terms than our competitors." If you retain that assertion, provide us with supplemental support for it. Similarly, explain why you state in the second paragraph that you "continue to see this approach met with success…."

29. Given your current size and the relatively limited scope of your operations, it appears inappropriate to refer to billions of barrels of recoverable oil volume as you have done under "The Bakken Shale Formation" at page 4. Other statements under "Our Business" that should be eliminated or at a minimum revisited or revised to provide balanced disclosure along with necessary supplemental support include the following:

- "As more advanced technology is deployed, ultimate recovery is expected to increase." Until you have demonstrated such technology to meet the requirements of Rule 4-10(a)(25) of Regulation S-X, such statements should be deleted.
- "We believe well results have become repeatable and predictable." Until you have completed the necessary exploration and testing procedures on your property, such statements should be deleted.
- "We believe the Three Forks has the potential to double the estimated ultimate recovery of oil under our targeted interests." Provide us with reserve reports and comparable data or delete such statements.
- "We believe this translates into a potential doubling of our net well interest and reserves." Provide us with reserve reports and comparable data or delete such statements.
- "The three counties … presently represent the largest gas producing area in the State of Montana."
- "… the sands are highly prolific and can generate up to 4+ billion cubic feet ("BCF") in a single well."
- "Management believes that a drilling success rate of 90 percent (90%) is attainable and wells in the Tiger Ridge gas field can produce between 1BCF and 4BCF." Provide us with reserve reports and comparable data or delete such statements.
- "The rapidly growing Heath Shale Oil play … is the [sic] one of the fastest growing oil resource plays in the continental United States."
- "Our management believes the Heath currently appears to be a similar resource play to the Bakken and will create substantial value for the company." Provide us with reserve reports and comparable data or delete such statements.

Risk Factors, page 18

30. In drafting the newly expanded Risk Factors section for the Form S-3 pursuant to comment 8 of this letter, please address the following points as well:

- Ensure that your risk factors are carefully tailored to your particular risks. For example, at page 2, you indicate that you were formed "for the purpose of exploration, exploitation, acquisition and production of crude oil and natural gas in the continental United States." However, your first risk factor refers to issues "frequently encountered by companies developing markets for new products, services and technologies." Similarly, you include at page 20 a risk factor captioned "Our hedging activities" which indicates in part that "we DO NOT intend to hedge any of our production…."
- Eliminate text which mitigates the risk you discuss, such as clauses which begin "while." Similarly, state the risk plainly and directly, eliminating suggestions that there is "no assurance" or that you "cannot ensure" a particular outcome.

Description of Securities, page 23

31. Revise to explain further your statement that "A total of 8,200,000 shares of Voyager's shares [sic] were previously registered under the Securities Act. The remaining 13,092,333 outstanding shares of Voyager were deemed exempt…." Every offer of sale of securities must be registered or exempt, so the registration of a particular offering of securities would not typically extend to a different offer or sale of the same securities in the future. The relevance of that statement is not clear to us.

Departure of Directors or Certain Officers, page 29

32. For each listed individual, provide start and end dates, specifying the month and year, for each position held in the past five years. For example, refer to the sketches for Messrs. Reger and Thompson. Also clarify the various references to ante4 and Voyager, as applicable. Refer to the sketch for Mr. Lipscomb. See Item 5.02 of Form 8-K and Item 401 of Regulation S-K.

Voyager Oil & Gas, Inc. - Form 8-K Filed June 28, 2010

33. We note your disclosure regarding the recent exploration and development agreement you signed with Slawson Exploration Company, Inc. to develop Slawson's 48,000 net acres in the Denver-Julesberg Basin Niobrara Formation in Weld County, Colorado. We further note your disclosure that "According to state records, EOG Resources' Jake well, a horizontal Niobrara discovery in Colorado's Weld County in close proximity to the Voyager acreage, flowed an

average 1,750 barrels of oil and 360,000 cubic feet of gas per day for its first eight days on production in October 2009. The Jake produced more than 50,000 barrels of oil in its first 90 days." Please provide us documentation to support the production volumes disclosed. In addition, tell us how you considered specifically clarifying that you do not have an interest in such wells and disclosing why you believe providing such information on wells in which you do not have the right to explore or produce is beneficial to investors.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Thomas F. Steichen, Esq.
        Ryan C. Brauer, Esq.
        Fredrikson & Byron, P.A.
        Facsimile No. (612) 492-7077